

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2014

Via E-mail
Ari Bousbib
Chief Executive Officer and President
IMS Health Holdings, Inc.
83 Wooster Heights Road
Danbury, CT 06810

> **Re:** **IMS Health Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 2, 2014**
> **File No. 333-193159**

Dear Mr. Bousbib:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. As soon as practicable, please provide us with copies of any artwork or graphics that you intend to include in your prospectus. Upon review of such materials, we may have further comments. For guidance, see Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

Cover Page

3.   Please revise your cover page to concisely explain the term "Sponsors" in accordance
        with Securities Act Rule 421(b).

Table of contents, page i

4.   Please move the text other than the table of contents and the two paragraphs immediately
        following to a portion of the filing that is not subject to the requirements of Securities Act
        Rule 421(d).

Industry and market data, page ii

5.   Regarding the third party industry data you cite in your prospectus, please tell us whether
        any of the reports were prepared for your company or for the offering. Also, provide us
        with supplemental copies of third party and IMS Institute reports that you cite and from
        which the data in the prospectus is extracted. Mark the reports appropriately to designate
        the portions you rely upon in making the statements in the prospectus. Ensure that the
        materials you provide include support for the disclosure in the last three sentences of the
        second full paragraph on page 86. Finally, where appropriate, provide concise disclosure
        regarding the business of your subsidiary IMS Institute, which has provided much of the
        market data.

Prospectus summary

Our Company, page 1

6.   In the second paragraph, please disclose the criteria used to determine your "top" clients.
        Likewise, provide equivalent disclosure for the top 100 companies in the paragraph
        below the bullet points on page 93. In this regard, we note from your disclosure on page
        93 that no client accounted for more than 8% of revenues.

7.   Regarding your non-GAAP disclosure on page 4, please provide a reconciliation of the
        12-month period to the most comparable GAAP financial measure. In addition, briefly
        clarify why you are providing 12-month data for the period ended September 30, 2013.

Our market opportunity, page 4

8.   Please provide support for your claim in the first paragraph in this section regarding
        market size. In addition, provide support for your statement in the second full paragraph
        on page 5 that the life sciences industry is "generating $1 trillion in annual revenue."

Risk factors, page 19

9.   You have completed a number of acquisitions since 2011 and state on page 8 that you expect to continue to acquire assets. In this regard, we note that you have a significant amount of goodwill on your balance sheet. Please tell us what consideration you gave to including a risk factor that highlights the risk from charges to your operating results based on goodwill impairment and its effects on your operating results, business, and financial position.

If we are unsuccessful at investing in growth opportunities…, page 19

10.   Please consider revising this risk factor or including a separate risk factor emphasizing that the proceeds of this offering will not be used to invest in growth opportunities for your business but rather to fund your debt, pay holders of outstanding phantom options, and pay a termination fee on your management services agreement to your Sponsors. In addition, in order to emphasize the challenges you face in emerging markets, consider providing a separate risk factor that highlights the emerging market risk you mention in this risk factor.

Restrictions imposed in the Senior Secured Credit Facilities…, page 35

11.   Please revise the last sentence of the second paragraph on page 36 to clarify, if true, that substantially all your tangible and intangible assets are pledged to secure you senior secured credit facilities. We note your disclosure in the second paragraph on page F-27.

Use of proceeds, page 40

12.   You disclose here and on page 13 that you are using the net proceeds to refinance a portion of your long-term debt. Please provide the interest rate and maturity of the debt to be discharged, and to the extent that the debt was incurred within one year, describe the use of proceeds of the indebtedness. Refer to Item 504 Instruction 4 of Regulation S-K.

Dividend policy, page 41

13.   In the first full risk factor on page 13 you state that your ability to pay dividends is limited by covenants. We also note your disclosure regarding your indebtedness beginning on page 145. Please provide a materially concise description of the provisions in your agreements that place limits on your ability to pay dividends.

Selected and pro forma consolidated financial data, page 46

14.   Please clarify the following with respect to your pro forma earnings per share calculations:

- Why your "As adjusted pro forma earnings per share" calculation includes an adjustment to shares used in computing basic EPS for shares issued to repay outstanding debt, but does not include an adjustment for shares issued to fund the Recapitalization, and why it includes an adjustment to shares used in computing diluted EPS for shares used to fund the Recapitalization, but not an adjustment for shares used to repay outstanding debt.

- What consideration you gave to presenting one pro forma presentation that includes adjustments for dividends to be paid out of proceeds from the offering and adjustments for debt that will be repaid out of proceeds from the offering. In this regard, we note that both of these transactions are attributable to your offering.

- What consideration you gave to also including a pro forma adjustment for the proceeds that will be used to pay the holders of cash-settled stock appreciation rights that you describe on page 40. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Management's discussion and analysis of financial condition and results of operation

Outlook, page 51

15. Refer to the first bullet point. Please disclose the reason for your belief that revenue from your technology services offerings will grow at a faster rate than revenue from your information offerings.

Sources of revenue, page 52

16. We note your disclosure that over 80% of your information revenue comes from subscription based contracts and, as a result, historically this revenue has been recurring and predictable. Tell us what consideration you gave to disclosing your retention rates for your information customers for each period presented.

Results of operations, page 53

17. We note that throughout your results of operations discussion you attribute the change in various operating expenses to fluctuations in headcount. Please tell us what consideration you gave to quantifying the fluctuations in headcount. In this regard, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels. We refer you to Section III. D of SEC Release 33-6835.

Revenue, page 55

18.   We note that the discussion of total revenue in the first paragraph does not exclude the impact of foreign currency translation like your results in the immediately following two paragraphs. Please revise.

19.   In the first paragraph in this section, please disclose the reason for the increases in revenue from both information offerings and technology services. In addition, disclose the reason behind the increase in technology services for all periods presented.

Operating income (loss), page 58

20.   In the last sentence of each of the three paragraphs in this section you disclose that operating income increased absent certain charges. Please ensure that the charges you exclude are consistent among periods.

Foreign exchange risk, page 80

21.   We note your disclosure that in February 2013, the Venezuelan government announced the devaluation of its currency and the official exchange rate was adjusted from 4.3 Bolivars to each U.S. dollar to 6.30, and that you maintain certain account balances in Bolivars (mainly cash and cash equivalents) that are required to be marked to market with changes reflected as gains or losses in income. Please clarify the percentage of your cash and cash equivalents that are maintained in Bolivars. You further state that Venezuelan is currently considered highly inflationary, and as such, all foreign currency fluctuations are recorded in income for certain account balances at your Venezuelan operating subsidiary.   Please clarify the percentage of your net assets and cash and cash equivalents held by your Venezuelan subsidiaries, and the percentage of revenues generated by your Venezuelan subsidiaries. Please also clarify whether there are currently any government restrictions on the ability of your Venezuelan subsidiary to access foreign exchange markets and purchase U.S. dollars, and how these may impact its ability to distribute earnings or execute business plans.

Business, page 82

22.   Please consider providing a diagram illustrating the processing of your data from the acquisition stage to its ultimate sale to your clients. The added disclosure should explain the various ways that it is processed through your Centers of Excellence and operations hubs.

23.   Where appropriate, please explain the term "longitudinal, anonymous patient records" that you use in the first paragraph and in your Prospectus summary.

24.   In an appropriate place in the Business section, please provide a description of the portion of your business that is subject to renegotiation or termination at the election of the government. Also, on page 97 or where appropriate, disclose the nature of the potential non-compliance.

25.   In your first risk factor, you disclose the importance of your reliance on third parties for data. You further disclose on page 94 that you collaborate with "data suppliers and trusted third parties." Please provide a more detailed description of the material terms of your relationships with both suppliers and trusted third parties. In this regard, we note the second full paragraph on page 96. Advise of the consideration given to filing any supply agreements pursuant to Item 601(b)(10) of Regulation S-K.

Our technology, page 92

26.   Refer to the last bullet point in this section. Please clarify your disclosure to explain the reason for structuring your operations as you describe in this bullet point, including the reason for using Manila as your global hub. Also explain the concept of "cleaning and standardizing services."

Executive Compensation

Principal objectives of our compensation program for named executive officers, page 108

27.   Please expand your disclosure to explain the "certain other" working capital items you mention in the penultimate sentence in the carryover paragraph at the top of page 109.

Market surveys, page 110

28.   In the last sentence of the second paragraph, you state that you used survey data "on a limited basis" to determine the size of equity award grants. Please clarify here or on page 115 how you use the survey data. To the extent that it is used as a benchmark similar to its use in setting total cash compensation, you should consider providing equivalent disclosure.

Short-term incentive plans, page 112

29.   Please clarify the disclosure in the first full paragraph on page 113 to indicate how the funding level of the pool changes when Adjusted EBITDA is within the threshold and maximum amounts, but does not equal the target. Also provide similar disclosure for the target Cash Flow Percentage discussion in the carryover paragraph at the bottom of page 113.

Long-term incentive awards, page 115

30.   We note your disclosure in the second paragraph on page 116 that in certain
circumstances options may vest if "Sponsors realize certain returns on their investment in
us or certain internal rates of return on their investment in us." Please tell us what
consideration you gave to disclosing the rates of return you refer to in this paragraph.
Refer to Item 402(e)(1) of Regulation S-K.

Certain relationships and related party transactions

Stockholders' agreement, page 139

31.   Please expand to disclose the material provisions of the stockholders' agreement that will
likely not be terminated in connection with the IPO. Provide similar disclosure for the
agreement described in the first full paragraph on page 140.

Principal and selling stockholders, page 142

32.   In footnotes (1) and (3) in this section, you disclaim beneficial ownership except to the
extent of any pecuniary interest. Please remove this disclaimer or provide us an analysis
supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of
filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release
No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in
such person's Schedule 13D that the filing of such a statement shall not be construed as
an admission that the person is a beneficial owner of the securities covered by such
statement.

Description of capital stock, page 154

33.   Please disclose the number of common equity holders. Refer to Item 201(b)(1) of
Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue Recognition, page F-11

34.   We note your disclosure that your information deliverables qualify as separate units of
accounting as you have objective and reliable evidence of fair value for any undelivered
items. Please clarify whether you consider these multiple element arrangements to

contain software elements, and tell us the authoritative accounting guidance you are following in accounting for these arrangements.

35.   Please revise your disclosure to describe the length of your subscription arrangements, and any cancellation terms.

36.   Please tell us whether there are any set up fees included with your offerings and how you account for these fees.

37.   Please revise your disclosures to describe the nature of your technology service offerings and the periods over which these engagements are performed. Please also clarify the nature of your services that are recognized on a straight-line basis over the term of the arrangement and those that are recognized on an efforts based method. Further, we note your disclosure on page 52 that your revenue from technology services includes multi-year software licenses. Please clarify whether you consider these arrangements to include software elements and the authoritative accounting guidance you are following for these arrangements.

Foreign Currency, page F-14

38.   We note your disclosure on page F-76 that Venezuela is currently designated as hyper-inflationary, and as such, all foreign currency fluctuations are recorded in income for certain account balances at the Company's local Venezuelan operating subsidiary. Please clarify when you designated Venezuela as hyper-inflationary and applied this accounting.

Stock options and stock appreciation rights, page F-42

39.   Please disclose the total amount of stock compensation expense that will be recognized upon completion of your Initial Public Offering.

Note 10. Income Taxes, page F-45

40.   Please clarify whether you have any undistributed earnings from non-U.S. operations for which you have not provided U.S. federal income taxes and foreign withholding taxes because you plan to reinvest earnings indefinitely outside of the United States. If so, please disclose the dollar amount of such undistributed earnings and the amount of the unrecognized deferred tax liability related to these earnings if practicable. We refer you to FASB ASC 740-30-50-2.

41.   We note that in 2011, the Company's effective tax rate was favorably impacted by a reduction to deferred taxes on non-U.S operations of $170 million due to a restructuring. Please clarify the nature of the restructuring and how it impacted your deferred taxes.

Note 16. Earnings (loss) per share

Unaudited pro forma earnings (loss) per share, page F-55

42.   Please clarify why your weighted average shares outstanding does not include an adjustment for shares issued in the offering to repay debt and the shares issued in the offering to repay holders of outstanding cash-settled stock appreciation rights. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Item 16. Exhibits and financial statement schedules, page II-4

43.   You disclose that your primary data center is located in Carlstadt, New Jersey. Please file a copy of any agreement relating to your lease of this facility or tell us why you believe that it is not required to be filed.

Exhibits

44.   We note that exhibit 10.4 omits the appendices and schedules. We also note that:
*   exhibits 10.9, 10.23, and 10.24 are undated and unsigned; and
*   exhibit 10.16 omits exhibits B and C.

Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Patrick O'Brien, Esq.
        Ropes & Gray LLP